                                                  Filed Pursuant to Rule 424(b)3
                                                  Registration No. 333-96769

                                   PROSPECTUS

                                 66,051 SHARES

                             SUN COMMUNITIES, INC.

                                  COMMON STOCK


         This prospectus covers the sale of up to 66,051 shares of Sun Communities, Inc. common stock by certain stockholders. We will not receive any proceeds from the sale of the shares by the stockholders.

         The common stock is listed on the New York Stock Exchange under the symbol "SUI." The last reported sale price of the common stock as reported on the New York Stock Exchange on August 1, 2002, was $37.84 per share.

 SEE "RISK FACTORS" ON PAGE 4 FOR CERTAIN FACTORS RELATING TO AN INVESTMENT IN
                                  THE SHARES.
                       ----------------------------------

            These securities have not been approved or disapproved by
               the Securities and Exchange Commission or any state
            securities commission nor has the Securities and Exchange
          Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any
                       representation to the contrary is a
                                criminal offense.

                       ----------------------------------

          The Attorney General of the State of New York has not passed on or endorsed the merits of this offering. Any
                   representation to the contrary is unlawful.

                 The date of this Prospectus is August 2, 2002


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                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that Sun Communities, Inc., a Maryland corporation (hereinafter sometimes referred to as "we", "us", or the "Company"), filed with the Securities and Exchange Commission (the "SEC") utilizing a "shelf" registration process. Under this shelf process, the selling stockholders may, from time to time, sell the common stock described in this prospectus. We may prepare a prospectus supplement at any time to add, update or change information contained in this prospectus. Except for those instances in which a specific date is referenced, the information in this prospectus is accurate as of July 25, 2002. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information".

         We believe that we have included or incorporated by reference all information material to investors in this prospectus, but certain details that may be important for specific investment purposes have not been included. To see more detail, you should read the exhibits filed with or incorporated by reference into the registration statement.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC's public reference rooms. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov. In addition, our common stock is listed on the New York Stock Exchange and such reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we filed with the SEC and our future filings with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we or any underwriters sell all of the securities:

         The following documents and information heretofore filed with the Commission are incorporated herein by reference:

(a) The Company's Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Commission on March 29, 2002;

(b) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed on May 14, 2002;

(c) The description of our common stock contained in our Registration Statement on Form 8-A dated November 23, 1993; and


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(d) The description of rights to purchase our Junior Participating Preferred
Stock contained in our Registration Statement on Form 8-A dated May 27, 1998.

You may request a copy of these filings at no cost, by writing or calling us at the following address:

                              Sun Communities, Inc.
                              31700 Middlebelt Road
                                    Suite 145
                           Farmington Hills, MI 48334
                            Attn: Corporate Secretary
                                 (248) 932-3100

You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information.


                                   THE COMPANY

         As used in this prospectus, "Company," "us," "we," "our" and similar terms means Sun Communities, Inc., a Maryland corporation, and one or more of its subsidiaries (including the Operating Partnership (as defined below) and Sun Home Services, Inc.).

         We are a self-administered and self-managed real estate investment trust, or REIT. We own and operate manufactured housing communities concentrated in the midwestern and southeastern United States. We are a fully integrated real estate company which, together with our affiliates and predecessors, has been in the business of acquiring, operating, and expanding manufactured housing communities since 1975. As of March 31, 2002, we owned, managed, and/or financed a portfolio of 117 communities (the "Properties") located in 16 states containing an aggregate of approximately 41,228 developed sites and approximately 4,375 sites suitable for development.

         Structured as an umbrella partnership REIT, or UPREIT, Sun Communities Operating Limited Partnership, a Michigan limited partnership (the "Operating Partnership"), is the entity through which we conduct substantially all of our operations, and which owns, either directly or indirectly through subsidiaries, all of our assets (the subsidiaries, collectively with the Operating Partnership, the "Subsidiaries"). We are the sole general partner of, and, as of March 31, 2002, held approximately 87% of the interests (not including preferred limited partnership interests) in the Operating Partnership. Subject to the tax and other risks discussed in the section entitled "Risk Factors", our stockholders achieve substantially the same economic benefits as direct ownership, operation, and management of the Properties. As sole general partner of the Operating Partnership, we have the exclusive power to manage and conduct the business of the Operating Partnership, subject to certain limited exceptions.

         Our executive and principal property management office is located at 31700 Middlebelt Road, Suite 145, Farmington Hills, Michigan 48334, and telephone number is (248) 932-3100. We have regional property management offices in Elkhart, Indiana and Tampa, Florida.



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                                  RISK FACTORS

         Our prospects are subject to certain uncertainties and risks. Our future results could differ materially from current results, and our actual results could differ materially from those projected in forward-looking statements as a result of certain risk factors. These risk factors include, but are not limited to, those set forth below, other one-time events, and important factors disclosed previously and from time to time in other Company filings with the Securities and Exchange Commission. This prospectus contains certain forward-looking statements.

Adverse Consequences of Being a Borrower.

         As of March 31, 2002, we had outstanding $83.9 million of indebtedness that is collateralized by mortgage liens on eighteen of the Properties (the "Mortgage Debt"). In addition, as of March 31, 2002, we had entered into three capitalized lease obligations for an aggregate of $25.8 million. Each capitalized lease obligation involves a lease for a manufactured housing community providing that we will lease the community for a certain number of years and then have the option to purchase the community at or prior to the end of the lease term. In each case, if we fail to exercise our purchase right, the landlord has the right to require us to buy the property at the same price for which we had the purchase option. If we fail to meet our obligations under the Mortgage Debt, the lender would be entitled to foreclose on all or some of the Properties securing such debt. If we fail to satisfy our lease obligations or an obligation to purchase the property, the landlord/seller would be entitled to evict us from the property. In each event, this could have a material adverse effect on us and our ability to make expected distributions, and could threaten our continued viability.

We are subject to the risks normally associated with debt financing, including the following risks:

- our cash flow may be insufficient to meet required payments of principal and interest;
-    existing indebtedness may not be able to be refinanced;
- the terms of such refinancing may not be as favorable as the terms of such existing indebtedness; and
- necessary capital expenditures for such purposes as renovations and other improvements may not be able to be financed on favorable terms or at all.

If any of the above risks occurred, our ability to make expected distributions could be adversely impacted.

Real Estate Investment Considerations.

         Failure to Generate Sufficient Revenue. The market and economic conditions in our current markets generally, and specifically in metropolitan areas of our current markets, may significantly affect manufactured home occupancy or rental rates. Occupancy and rental rates, in turn, may significantly affect our revenues, and if our communities do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay distributions to our stockholders will be adversely affected. The following factors, among others, may adversely affect the revenues generated by our communities:

- the national and local economic climate which may be adversely impacted by, among other factors, plant closings and industry slowdowns


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-   local real estate market conditions such as the oversupply of manufactured housing sites or a reduction in demand for manufactured housing sites in an area;
- the rental market which may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates;
- the perceptions by prospective tenants of the safety, convenience and attractiveness of the Properties and the neighborhoods where they are located;
-   zoning or other regulatory restrictions;
- competition from other available manufactured housing sites and alternative forms of housing (such as apartment buildings and site-built single-family homes);
-   our ability to provide adequate management, maintenance and insurance;
- increased operating costs, including insurance premiums, real estate taxes and utilities; or
- the enactment of rent control laws. See "Risk Factors - Real Estate Investment Considerations -- Rent Control Legislation."

         Our income would also be adversely affected if tenants were unable to pay rent or if sites were unable to be rented on favorable terms. If we were unable to promptly relet or renew the leases for a significant number of the sites, or if the rental rates upon such renewal or reletting were significantly lower than expected rates, then our funds from operations and ability to make expected distributions to stockholders could be adversely affected. In addition, certain expenditures associated with each equity investment (such as real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from the investment. Furthermore, real estate investments are relatively illiquid and, therefore, will tend to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions.

         Competition. All of the Properties are located in developed areas that include other manufactured housing community properties. The number of competitive manufactured housing community properties in a particular area could have a material effect on our ability to lease sites and on rents charged at the Properties or at any newly acquired properties. We may be competing with others with greater resources and whose officers and directors have more experience than our officers and directors. In addition, other forms of multi-family residential properties, such as private and federally funded or assisted multi-family housing projects and single-family housing, provide housing alternatives to potential tenants of manufactured housing communities.

         Changes in Laws. Costs resulting from changes in real estate tax laws generally may be passed through to tenants and will not affect us. Increases in income, service or other taxes, however, generally are not passed through to tenants under leases and may adversely affect our funds from operations and our ability to make distributions to stockholders. Similarly, changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures, which would adversely affect our funds from operations and our ability to make distributions to stockholders.

         Investments in Real Estate, Installment and Other Loans. As of March 31, 2002, we had an investment of approximately $57.3 million in real estate loans to several entities and Properties, some of which are secured by a first lien on the underlying property, and others which are unsecured loans subordinate to the primary lender. Also, as of March 31, 2002, we had outstanding approximately $12.7 million in installment loans to owners of manufactured homes. These installment loans are collateralized by the manufactured homes. We may invest in additional mortgages and installment



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loans in the future. Also, as of March 31, 2002, we had an equity investment of approximately $15.0 million in Origen (defined below) and advances to Origen under a line of credit of $1.6 million; see "Risk Factors --Relationship with Origen" below. By virtue of our investment in the mortgages and the loans, we are subject to the following risks of such investment:

- the borrowers may not be able to make debt service payments or pay principal when due;
- the value of property securing the mortgages and loans may be less than the amounts owed; and
- interest rates payable on the mortgages and loans may be lower than our cost of funds.

If any of the above occurred, funds from operations and our ability to make expected distributions to stockholders could be adversely affected.

         Development of New Communities. We are engaged in the construction and development of new communities, and intend to continue in the development and construction business in the future. Our development and construction business may be exposed to the following risks which are in addition to those risks associated with the ownership and operation of established manufactured housing communities.

- We may not be able to obtain financing with favorable terms for community development which may make us unable to proceed with the development;
- We may be unable to obtain, or face delays in obtaining, necessary zoning, building and other governmental permits and authorizations, which could result in increased costs and delays, and even require us to abandon development of the community entirely if we are unable to obtain such permits or authorizations;
- We may abandon development opportunities that we have already begun to explore and as a result we may not recover expenses already incurred in connection exploring such development opportunities;
- We may be unable to complete construction and lease-up of a community on schedule resulting in increased debt service expense and construction costs;
- We may incur construction and development costs for a community which exceed our original estimates due to increased materials, labor or other costs, which could make completion of the community uneconomical and we may not be able to increase rents to compensate for the increase in development costs which may impact our profitability;
- We may be unable to secure long-term financing on completion of development resulting in increased debt service and lower profitability; and
- Occupancy rates and rents at a newly developed community may fluctuate depending on several factors, including market and economic conditions, which may result in the community not being profitable.

If any of the above occurred, our ability to make expected distributions to stockholders could be adversely affected.

         Results of Acquisitions. We acquire and intend to continue to acquire manufactured housing communities on a select basis. The success and profitability of our acquisition activities are subject to the risks of the acquired community failing to perform as expected based on our analyses of our investment in the community, and our underestimation of the costs of repositioning, redeveloping or expanding the acquired community.



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         Geographic Concentration. Significant amounts of rental income for the quarter ended March 31, 2002 were derived from Properties located in Michigan and Florida. Of our 117 Properties 43, or 37%, are located in Michigan, and 21, or 18%, are located in Florida. As a result of the geographic concentration of our Properties in these states, we are exposed to the risks of downturns in the local economy or other local real estate market conditions which could adversely affect occupancy rates, rental rates and property values of Properties in these markets. A negative impact on our occupancy rates, rental rates or property values would adversely affect the income we receive from the Properties and may result in our being unable to make expected distributions to stockholders.

         Rent Control Legislation. State and local rent control laws in certain jurisdictions may limit our ability to increase rents and to recover increases in operating expenses and the costs of capital improvements. Enactment of such laws has been considered from time to time in other jurisdictions. Certain Properties are located, and the Company may purchase additional properties, in markets that are either subject to rent control or in which rent-limiting legislation exists or may be enacted.

         Environmental Matters. Under various Federal, state and local laws, ordinances and regulations, an owner of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for release of asbestos-containing materials ("ACMs") into the air and third parties may seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with the ownership (direct or indirect), operation, management, and development of real properties, we may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, are potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and injuries to persons and property.

         All of the Properties have been subject to a Phase I or similar environmental audit (which involves general inspections without soil sampling or ground water analysis) completed by independent environmental consultants. These environmental audits have not revealed any significant environmental liability that would have a material adverse effect on our business. No assurances can be given that existing environmental studies of the Properties reveal all environmental liabilities, that any prior owner of a Property did not create any material environmental condition not known to us, or that a material environmental condition does not otherwise exist as to any one or more Properties.

         Uninsured Loss. We maintain comprehensive liability, fire, flood (where appropriate), extended coverage, and rental loss insurance on the Properties with policy specifications, limits, and deductibles which are customarily carried for similar properties. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to earthquakes, riots, or acts of war. In the event an uninsured loss occurs, we could lose both our investment in and anticipated profits and cash flow from the affected property which would adversely affect the




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Company's ability to make distributions to our stockholders. In the year 2000, our former insurance carrier filed bankruptcy, and as a result some or all of the outstanding and incurred, but not yet reported, claims against our policy may not be covered which would require the Company to cover the loss directly. The Company expects the maximum exposure not to exceed $250,000 for which no reserve has been provided in the financial statements.

Conditions Affecting Manufactured Housing Sales

         SHS is in the manufactured home sales market offering manufactured home sales services to tenants and prospective tenants of our communities. The market for the sale of manufactured homes may be adversely affected by the following factors:

-   Downturns in economic conditions which adversely impact the housing market;
-   An oversupply of, or a reduced demand for, manufactured homes;
- The difficulty facing potential purchasers in obtaining affordable financing as a result of heightened lending criteria; and
- An increase in the rate of manufactured home repossessions which provide aggressively priced competition to new manufactured home sales.

Any of the above listed factors could adversely impact SHS' rate of manufactured home sales, which would result in a decrease in SHS' profitability, and which may also affect the Company's profitability.

Relationship with Origen

         In the past, we have provided financing to Bingham Financial Services Corporation ("Bingham"), a financial services company that provides and services loans used to finance manufactured homes. In December 2001, we made a $15.0 million equity investment in a newly formed company, Origen Financial, L.L.C., that merged with Origen Financial, Inc., a subsidiary of Bingham, as part of a recapitalization of Bingham. As a result of this equity investment, we own approximately a 30% interest in the surviving company ("Origen"), which company holds all of the operating assets of Bingham and its subsidiaries. As part of the recapitalization, the funds contributed to capitalize Origen were used to repay approximately $38.9 million of Bingham's outstanding indebtedness to the Company.

         Certain of our officers and directors have an interest in Bingham and/or Origen. Gary A. Shiffman, our Chairman of the Board, Chief Executive Officer and President, is a director and officer of Bingham and a manager of Origen, and Arthur A. Weiss, one of our directors, is a director of Bingham. Bingham owns approximately a 20% interest in Origen and the Company (together with the other investors in Origen) has the right to purchase its pro rata share of Bingham's interest in Origen at fair value at any time between the third and fifth anniversaries of the closing date of the Company's investment in Origen. In addition, concurrently with our investment in Origen, Mr. Shiffman and members of his family purchased approximately a 10% equity interest in Origen for approximately $5.0 million. As a result of the ownership and management of Origen, Mr. Shiffman and Mr. Weiss may have a conflict of interest with respect to any transaction between the Company and Origen. See "Risk Factors --Conflicts of Interest."

         Currently, we (together with another unaffiliated lender) provide financing to Origen. This financing consists of a $23.125 million standby line of credit, bearing interest at a per annum rate



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equal to 700 basis points over LIBOR, with a minimum interest rate of 11% and a maximum interest rate of 15%. This line of credit is collateralized by a security interest in Origen's assets, which is subordinate in all respects to all institutional indebtedness of Origen, and a guaranty and pledge of assets by Bingham.

         Under the terms of a participation agreement we entered into with the other lender, we are obligated to loan up to $12.5 million to Origen under the line of credit, the other lender is required to loan up to $10.625 million to Origen under the line of credit and we jointly administer the line of credit. Under the participation agreement, each lender participates pari passu in all proceeds from the line of credit, provided that, if additional funds in excess of $21.25 million are loaned to Origen and both lenders do not participate therein, such additional amounts funded will be subordinate in all respects to all indebtedness of Origen in which both lenders have participated.

         The line of credit subjects the Company to the risks of being a lender. These risks include the risks relating to borrower delinquency and default and the adequacy of the collateral for such loans. Because the line of credit is subordinated to certain senior debt of Origen, in the event Origen was unable to meet its obligations under the senior debt facility, our right to receive amounts owed to us under the line of credit would be suspended pending payment of the amounts owing under the senior debt facility. In addition, because the security interest securing Origen's obligations under the line of credit is subordinate to the security interest of certain senior debt of Origen, in the event of a bankruptcy of Origen, our right to access Origen 's assets to satisfy the amounts outstanding under the line of credit would be subject to the senior lender's prior rights to the same collateral. Moreover, if we choose to advance additional funds to Origen beyond the shared $21.25 million line of credit and the other participation lender does not participate in such additional advances, these secondary advances will be subordinate to any senior debt of Origen and subordinate to all indebtedness of Origen in which both lenders have participated.

Conflicts of Interest.

         Ownership of SHS. Gary A. Shiffman, our President, Chief Executive Officer and Chairman of the Board of Directors and the Estate of Milton M. Shiffman (former Chairman of the Board of the Company), are the owners of all of the outstanding common stock of SHS, and as such are entitled to 5% of the cash flow from the operating activities of SHS (the Operating Partnership is the owner of 100% of the non-voting preferred stock which entitles it to 95% of such cash flow). Arthur A. Weiss, one of our directors, is also a personal representative of the Estate.

         For certain tax reasons, we made our equity investment in Origen through SUI TRS, Inc., a taxable REIT subsidiary ("TRS"), which is wholly owned by SHS. The Operating Partnership contributed $15.0 million to SHS in connection with the Origen investment and, as the holder of all of the non-voting preferred stock of SHS, we are entitled to 95% of the cash flow from the operating activities of SHS, including the operating activities of the TRS, and effectively an approximate 30% interest in Origen. As part of the $5.0 million investment in Origen by Mr. Shiffman and members of his family, Mr. Shiffman and the Estate contributed approximately $790,000 to SHS as part of the investment in Origen by TRS, and, as the holders of all of the voting common stock of SHS, they are entitled to 5% of the cash flow from the operating activities of SHS, including the operating activities of the TRS, and effectively an approximate 1.6% indirect interest in Origen. The balance of the Shiffman family's $5.0 million investment in Origen was made through a separate family owned entity which holds 8.4% of the Shiffman family's aggregate 10% interest. See "Risk Factors --Relationship with Origen."



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         Thus, in all transactions involving SHS, Mr. Shiffman and Mr. Weiss will have a conflict of interest with respect to their respective obligations as an officer and/or director of the Company and Mr. Shiffman's right and the Estate's right to receive a portion of the cash flow from the operating activities of SHS. The following are the current transactions and agreements involving SHS which present a conflict of interest for Mr. Shiffman:

- The agreement between SHS and the Operating Partnership for sales, brokerage, and leasing services;
-   The investment in Origen by SUI TRS, Inc., a wholly owned subsidiary of SHS;
    and
- The ownership and operation of SHS's other subsidiaries, including Sun Water Oak Golf, Inc.

The failure to negotiate these and other transactions or agreements involving SHS on an arm's length basis, or to enforce the material terms of any agreement or arrangement between SHS and the Company or any other Subsidiary could have an adverse effect on the Company.

         Tax Consequences Upon Sale of Properties. Gary A. Shiffman holds limited partnership interests in the Operating Partnership ("Common OP Units") which were received in connection with the contribution of 24 Properties the Company acquired from partnerships previously affiliated with him (the "Sun Partnerships"). Prior to any redemption of Common OP Units for our common stock (the "Common Stock"), Mr. Shiffman will have tax consequences different from those of the Company and its public stockholders on the sale of any of the Sun Partnerships. Therefore, Mr. Shiffman and the Company, as partners in the Operating Partnership, may have different objectives regarding the appropriate pricing and timing of any sale of those Properties.

Adverse Consequences of Failure to Qualify as a REIT.

         Taxation as a Corporation. We expect to qualify and have made an election to be taxed as a REIT under the Code, commencing with the calendar year beginning January 1, 1994. Although we believe that we are organized and will operate in such a manner, no assurance can be given that we are organized or will be able to operate in a manner so as to qualify or remain so qualified. Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within our control.

         If we were to fail to qualify as a REIT in any taxable year, we would be subject to Federal income tax (including any applicable alternative minimum tax) on our taxable income at corporate rates. Moreover, unless entitled to relief under certain statutory provisions, we also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability to us for the years involved. In addition, distributions to stockholders would no longer be required to be made.

         Other Tax Liabilities. Even though we qualify as a REIT, we are subject to certain Federal, state and local taxes on our income and property. In addition, our sales operations, which are conducted through SHS, generally will be subject to Federal income tax at regular corporate rates.

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         REIT Modernization Act. In December 1999, the REIT Modernization Act
("RMA") was signed into law. The RMA contains several provisions that will allow REITs to create a TRS that can provide services to residents and others without disqualifying the rents that a REIT receives from its residents. Furthermore, for tax years beginning after December 31, 2000 RMA changes the minimum distribution requirement from 95 percent to 90 percent of the REIT's taxable income, which will allow REITs to reinvest a larger percentage of capital into their real estate assets or repay their existing debt.

Adverse Effect of Distribution Requirements

         We may be required from time to time, under certain circumstances, to accrue as income for tax purposes interest and rent earned, but not yet received. In such event, we could have taxable income without sufficient cash to enable us to meet the distribution requirements of a REIT. Accordingly, we could be required to borrow funds or liquidate investments on adverse terms in order to meet such distribution requirements.

Ownership Limit and Limits on Changes in Control.

         9.8% Ownership Limit. In order to qualify and maintain our qualification as a REIT, not more than 50% of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer individuals. Thus, ownership of more than 9.8% of our outstanding shares of common stock by any single stockholder has been restricted, with certain exceptions, for the purpose of maintaining our qualification as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). Such restrictions in our charter do not apply to Gary Shiffman, the Estate of Milton M. Shiffman and Robert B. Bayer, a former director and officer of the Company.

         The 9.8% ownership limit, as well as our ability to issue additional shares of Common Stock or shares of other stock (which may have rights and preferences over the Common Stock), may discourage a change of control of the Company and may also: (1) deter tender offers for the Common Stock, which offers may be advantageous to stockholders; and (2) limit the opportunity for stockholders to receive a premium for their Common Stock that might otherwise exist if an investor were attempting to assemble a block of Common Stock in excess of 9.8% of the outstanding shares of the Company or otherwise effect a change of control of the Company.

         Staggered Board. Our Board of Directors has been divided into three classes of directors. The term of one class will expire each year. Directors for each class will be chosen for a three-year term upon the expiration of such class's term, and the directors in the other two classes will continue in office. The staggered terms for directors may affect the stockholders' ability to change control of the Company even if a change in control were in the stockholders' interest.

         Preferred Stock. Our charter authorizes the Board of Directors to issue up to 10,000,000 shares of preferred stock and to establish the preferences and rights (including the right to vote and the right to convert into shares of Common Stock) of any shares issued. The power to issue preferred stock could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the stockholders' interest.

         Rights Plan. We adopted a stockholders' rights plan in 1998 that provides our stockholders (other than a stockholder attempting to acquire a 15% or greater interest in the Company) with the right to purchase stock in the Company at a discount in the event any person attempts to acquire a

15% or greater interest in the Company. Because this plan could make it more expensive for a person to acquire a controlling interest in the Company, it could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the stockholders' interest.

Changes in Investment and Financing Policies Without Stockholder Approval.

         Our investment and financing policies, and our policies with respect to certain other activities, including our growth, debt, capitalization, distributions, REIT status, and operating policies, are determined by our Board of Directors. Although the Board of Directors has no present intention to do so, these policies may be amended or revised from time to time at the discretion of the Board of Directors without notice to or a vote of our stockholders. Accordingly, stockholders may not have control over changes in our policies and changes in our policies may not fully serve the interests of all stockholders.

Dependence on Key Personnel.

         We are dependent on the efforts of our executive officers, particularly Gary A. Shiffman, Jeffrey P. Jorissen and Brian W. Fannon (together, the "Senior Officers"). While we believe that we could find replacements for these key personnel, the loss of their services could have a temporary adverse effect on Company operations. We do not currently maintain or contemplate obtaining any "key-man" life insurance on the Senior Officers.

         In addition, upon the death or disability of Mr. Shiffman, we could lose the right to appoint a Manager of Origen or otherwise vote our interests in Origen, which could adversely affect our investment in Origen. See "Risk Factors--Relationship with Origen" above.

Adverse Consequences of Failure to Qualify as a Partnership

         We believe that the Operating Partnership and other various Subsidiary partnerships have each been organized as partnerships and will qualify for treatment as such under the Code. If the Operating Partnership and such other partnerships fail to qualify for such treatment under the Code, we would cease to qualify as a REIT, and the Operating Partnership and such other partnerships would be subject to Federal income tax (including any alternative minimum tax) on their income at corporate rates.

Adverse Effect on Price of Shares Available for Future Sale

         Sales of a substantial number of shares of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for shares. As of March 31, 2002, up to 3,914,877 shares of Common Stock may be issued in the future to the limited partners of the Operating Partnership (both Common and Preferred OP Units). The limited partners may sell such shares pursuant to registration rights or an available exemption from registration. Also, Water Oak, Ltd., a former owner of one of the Properties, will be issued Common OP Units with a value of approximately $1,000,000 annually through 2007. In 2008 and 2009, Water Oak, Ltd. will be issued Common OP Units with a value of approximately $1,200,000. In addition, as of March 31, 2002, 2,025,389 shares have been reserved for issuance pursuant to our 1993 Employee Stock Option Plan and 1993 Non-Employee Director Stock Option Plan (the "Plans"). Under the Plans options for 625,549 shares have been exercised, and 289,922 shares of restricted stock have been issued as of March 31, 2002. Mr. Shiffman's employment agreement provides for incentive compensation payable in shares of Common Stock. We also issued 167,918 shares of Common Stock on January

31, 2002 pursuant to our Long Term Incentive Plan for the benefit of all of our salaried employees other than our officers. No prediction can be made regarding the effect that future sales of shares of Common Stock will have on the market price of shares.

Adverse Effect of Market Interest Rates on the Price of Common Stock

         One of the factors that may influence the price of the Common Stock in the public market will be the annual distributions to stockholders relative to the prevailing market price of the Common Stock. An increase in market interest rates may tend to make the Common Stock less attractive relative to other investments, which could adversely affect the market price of our Common Stock.










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                                       13

                              SELLING STOCKHOLDERS

         The Selling Stockholders may use this prospectus for the resale of shares of Common Stock being registered by this prospectus, although no Selling Stockholder is obligated to sell any such shares. Each of the Selling Stockholders is a holder of Common OP Units and/or shares of Common Stock. We are the sole general partner of the Operating Partnership. Under the terms of the Operating Partnership's Second Amended and Restated Limited Partnership Agreement (the "Partnership Agreement"), the Common OP Units may be exchanged for shares of Common Stock. As of the date of this prospectus, the exchange ratio is one share for each Common OP Unit exchanged, but such exchange ratio is subject to adjustment in certain events pursuant to anti-dilution provisions contained in the Partnership Agreement. The Common Stock offered by this prospectus has been or will be issued to the Selling Stockholders in exchange for Common OP Units held by the Selling Stockholders (the "Shares"). The Selling Stockholders are not required to exchange Common OP Units to Common Stock. With the exception of Mr. Weiss who is one of our directors, none of the Selling Stockholders is an affiliate of the Company.

         The following table sets forth certain information regarding the Selling Stockholders and the shares of Common Stock beneficially owned by each of them:

                                                                                         Shares Beneficially
                                                                                             Owned After
                                       Shares of Common                                     Completion of
                                      Stock Beneficially          Number of                The Offering (2)
                                      Owned Prior to the            Shares                 ----------------
Selling Stockholder                      Offering (1)           Being Offered           Number          Percent(3)
-------------------                      ------------           -------------           ------          ----------
Julius J. Shepard
Revocable Trust DTD
5/24/1991                                    61,080                31,080              30,000               *

Susan K. Smith                               43,222                 8,221              35,001               *

Terran Shiffman Leemis                       38,125                25,000              13,125               *

Terran Shiffman Leemis
as Custodian for Rachel
Leemis Under UGMA                               875                   875                 0                 *


Terran Shiffman Leemis
as Custodian for Jennifer
Leemis Under UGMA                               875                   875                 0                 *


TOTAL                                       144,177                66,051              78,126               *

(1) The number set forth in this column is the number of shares of Common Stock held by each such Selling Stockholder and/or the number of shares of Common Stock that would be received upon an exchange of Common OP Units held by each such Selling Stockholder.

(2) Assumes that all shares of Common Stock being offered and registered hereunder are sold, although no Selling Stockholder is obliged to sell any such shares.

(3) Based upon 17,978,161 shares of Common Stock outstanding as of June 30, 2002.

 *    Less than one percent (1%).

                                 USE OF PROCEEDS

         We will not receive any of the proceeds of any sale by the Selling Stockholders.


                              PLAN OF DISTRIBUTION

         The Company is registering the Shares on behalf of the Selling Stockholders. As used herein, "Selling Stockholders" includes pledgees, donees, transferees or other successors in interest (collectively with the Selling Stockholders, the "Sellers") selling shares received from a Selling Stockholder after the date of this prospectus. The Sellers, directly or through brokers, dealers, underwriters, agents or market makers, may sell some or all of the Shares. Any broker, dealer, underwriter, agent or market maker participating in a transaction involving the Shares may receive a commission from the Sellers. Usual and customary commissions may be paid by the Sellers. The broker, dealer, underwriter or market maker may agree to sell a specified number of the Shares at a stipulated price per Share and, to the extent that such person is unable to do so acting as an agent for the Sellers, to purchase as principal any of the Shares remaining unsold at a price per Share required to fulfill the person's commitment to the Sellers.

         A broker, dealer, underwriter or market maker who acquires the Shares from the Sellers as a principal for its own account may thereafter resell such Shares from time to time in transactions (which may involve block or cross transactions and which may also involve sales to or through another broker, dealer, underwriter, agent or market maker, including transactions of the nature described above) on the New York Stock Exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale, or at negotiated prices. In connection with such resales, the broker, dealer, underwriter, agent or market maker may pay commissions to, or receive commissions from, the purchasers of the Shares. The Sellers also may sell some or all of the Shares directly to purchasers without the assistance of a broker, dealer, underwriter, agent or market maker and without the payment of any commissions.

         The Sellers and any brokers, dealers, agents or market makers participating in a distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act.

         Other than any commissions or discounts paid or allowed by the Selling Stockholders to underwriters, dealers, brokers or agents, all expenses incurred in connection with this offering are being borne by us.

         Pursuant to the registration rights granted to the Selling Stockholders in connection with the issuance of Common OP Units to the Selling Stockholders, we have agreed to indemnify the Selling Stockholders and any person who controls a Selling Stockholder against certain liabilities and expenses arising out of, or based upon the information set forth in, or incorporated by reference in, this prospectus, and the registration statement of which this prospectus is a part, including liabilities under the Securities Act. Any commissions paid or any discounts or concessions allowed to any broker, dealer, underwriter, agent or market maker and, if any such broker, dealer, underwriter, agent or market maker purchases any of the Shares as principal, any profits received on the resale of such Shares, may be deemed to be underwriting commissions or discounts under the Securities Act.

                                  LEGAL MATTERS

         The legality of the Common Stock offered hereby will be passed upon by Jaffe, Raitt, Heuer & Weiss, Professional Corporation, Detroit, Michigan. Arthur
A. Weiss, who is a director of the Company, is a shareholder of Jaffe, Raitt, Heuer & Weiss, P.C. In addition, as of June 14, 2002 certain shareholders of Jaffe, Raitt, Heuer & Weiss, P.C. beneficially owned approximately 60,300 shares of our Common Stock.


                                     EXPERTS

         The financial statements incorporated in this Registration Statement by reference to our Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.












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                                       16

================================================================================
No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with any offering to be made by the prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities, in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any offer or sale made hereunder shall, under any circumstance, create an implication that there has been no change in the facts set forth in this prospectus or in the affairs of the Company since the date hereof.

                                TABLE OF CONTENTS

                                   PROSPECTUS


                                                 Page
                                                 ----

ABOUT THIS PROSPECTUS                             2

WHERE YOU CAN FIND MORE
INFORMATION                                       2

USE OF PROCEEDS                                   15

PLAN OF DISTRIBUTION                              15

LEGAL MATTERS                                     16

EXPERTS                                           16

================================================================================


                                  66,051 SHARES













                              SUN COMMUNITIES, INC.






                                  COMMON STOCK

                                 ______________

                                   PROSPECTUS
                                 ______________






                                 August 2, 2002

================================================================================







                                       17